Exhibit 99.1

Pembina Pipeline Corporation Announces $1.5 Billion Public Note Offering

CALGARY, Sept. 9, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that it has agreed to issue $1.5 billion of senior unsecured medium-term notes (the "Offering").  The Offering will be conducted in three tranches consisting of $600 million in senior unsecured medium-term notes, series 14 (the "Series 14 Notes") having a fixed coupon of 2.56% per annum, paid semi-annually, and maturing on June 1, 2023; $600 million in senior unsecured medium-term notes, series 15 (the "Series 15 Notes") having a fixed coupon of 3.31%  per annum, paid semi-annually, and maturing on February 1, 2030; and $300 million principal amount to be issued through a re-opening of the Company's 4.54% medium-term notes, series 13, due April 3, 2049 (the "Series 13 Notes").

Closing of the Offering is expected to occur on September 12, 2019 and the net proceeds are intended to be used to repay short-term indebtedness of the Company under its unsecured $1.0 billion non-revolving term loan due March 2021, as well as to fund Pembina's capital program and for general corporate purposes.

The Series 14 Notes, Series 15 Notes and the re-opening of the Series 13 Notes are being offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated August 30, 2019, as supplemented by related pricing supplements dated September 9, 2019.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction.  The notes being offered have not been approved or disapproved by any regulatory authority.  The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities law, and may not be offered or sold within the United States.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain.

These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the offering, including the anticipated closing date of the offering and the use of the net proceeds of the offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Pembina's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2018, which can be found at www.sedar.com.  In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timeline or at all.  Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose and there can be no guarantee as to how or when such proceeds may be used.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2019/09/c8910.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:27e 09-SEP-19